Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-193743) of Colony Starwood Homes (formerly Starwood Waypoint Residential Trust) of our report dated March 22, 2016 (except with respect to the effects of reclassifying the Company’s single-family real estate loan segment as discontinued operations, as described in Note 16, as to which the date is October 11, 2016) with respect to the consolidated financial statements of Colony American Homes, Inc. and Subsidiaries as of December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015, included in this Current Report on Form 8-K/A.

/s/ Ernst & Young LLP

Phoenix, Arizona

October 11, 2016